Exhibit 99.1

PAN AMERICAN SILVER PROVIDES UPDATE ON SAN VICENTE MINE

Vancouver, British Columbia – April 19, 2011 -- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) (“Pan American” or the “Company”) today provided commentary on last week’s media reports from Bolivia, that the Bolivian government was considering unilaterally terminating the joint-venture contracts and taking control of several privately-operated mines (formerly operated by the government), which could include the Company’s San Vicente mine.

The Company learned, by way of public media reports, that several senior Bolivian government officials were quoted as having said that the Bolivian government was considering taking control of mines that had been previously run by the government.  Although the San Vicente Mine was not specifically referenced by any government officials, comments made were interpreted by the Bolivian media to include the San Vicente mine, which Pan American operates under a joint-venture agreement with COMIBOL.

In connection with the media reports, the Company has consulted with leaders of its local San Vicente union, local municipal government officials, as well as met with the Bolivian Minister of Mines.  To date, the Company has not received official notification from any government representative with respect to the possibility that the Bolivian government might seek to take control of San Vicente.

The Company’s local union at San Vicente (“Sindicato Mixto de Trabajadores Mineros de San Vicente” or “SMTMSV”), has communicated its unqualified support of Pan American’s continued operation of San Vicente, as well as its strong opposition to any nationalization of the mine, by delivering a formal declaration to the executive of the Central Obrera Boliviana (“COB”) and to the Minister of Mines.  In addition, the local community of San Vicente has formally expressed its support for Pan American’s continued operation of the mine and has called on the Bolivian government to respect the joint-venture agreement between the Company and COMIBOL which remains in good standing.

Pan American has been advised that in a meeting held this past weekend, the Company’s union was assured by the Bolivian Minister of Mines that there would be no action to take control of the San Vicente mine in circumstances in which the SMTMSV is opposed to such action.  However, the government’s final position is unlikely to be clarified prior to May 1st.

Pan American has operated the San Vicente mine since 1999 pursuant to a joint-venture agreement with COMIBOL.  Under the agreement, COMIBOL has retained ownership of the mineral rights and benefits directly by sharing in a significant proportion of the mine’s net cash flows.  This agreement is binding on COMIBOL and COMIBOL has not claimed any default under the agreement.  Any dispute under the agreement is to be resolved through arbitration in the United States.

At present, mining operations at San Vicente remain unaffected and the Company will continue to take every measure available to enforce its rights under the agreement and is confident that it will ultimately be successful in protecting its investment.  The Company would also like to formally thank its local Union, SMTMSV and the community of San Vicente for their support and will continue to update the market to the extent that additional material information becomes available.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest low-cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company currently has seven silver mining operations in Mexico, Peru, Argentina and Bolivia.  Pan American is also the operator of the La Preciosa joint-venture in México and the owner of the world-class Navidad silver project in Argentina.

1500 - 625 Howe Street, Vancouver, BC, Canada  V6C 2T6     Tel 604-684-1175  Fax 604-684-0147

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET” AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE ANTICIPATED TIMING OF CLARIFICATION OF GOVERNMENT VIEWS, THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INLCUDING BY NOT LIMITED TO, LAWS IN BOLIVIA.